Quantitative Alpha Trading Inc. Reports Results For The Three and

Six Months Ended June 30, 2012

Toronto, Ontario – August 28, 2012 – Quantitative Alpha Trading Inc. (“QAT”,

“the  Company”)  today  announced  that  its  financial  results  for  the  three  and  six  months  ended

June 30, 2012, along with management discussion and analysis, have been filed on SEDAR.

For  the  three  and  six  months  ended  June  30,  2012,  QAT  reported  a  net  loss  of  $829,888  ($0.00 per  share)  and  $1,848,094  ($0.01  per  share)  as  compared  to  a  net  loss  of  $991,215  ($0.00  per share) and $2,634,825 ($0.01 per share) for the respective three and six months ended June 30,

2011.

At June 30, 2012, the Company had  $337,825 (2011 – $1,921,765) of cash on hand and working capital of $203,516 (2011 – $2,180,200).

On  August  21,  2012,  the  Company  entered  into  a  Definitive  Agreement  to  be  acquired  by

Mobile  Integrated  Systems  Inc.,  “MOBI”,  exchanging  0.2222  of  a  share  of  MOBI  common  stock

for  each  outstanding  share  of  QAT.   MOBI  has  also  agreed  to  provide  QAT  with  up  to  $800,000 via  a  first  priority  secured  bridge  loan  in  order  to  assist  QAT  in  meeting  its  normal  course obligations until the close of the transaction.

On  August  19,  2012,  the  Company  entered  into  a  commercialization  agreement  with  MOBI  to develop  and  market  QAT  software  and  products,  whereby  QAT  and  MOBI  will  share  equally  in the net income earned under the agreement.

The  unaudited  consolidated  condensed  interim  financial  statements,  management’s  discussion

and    analysis    and    additional    information    are    available    on    the    Company’s    website

(www.qatinc.com) and on SEDAR.

About QAT

For more  than a decade,  QAT has  been researching,  developing and maintaining proprietary  algorithmic securities  trading  systems  that  operate  across  numerous  financial  markets.  Relying  on  behavioural science  patterns,  the  Company’s  proprietary  systems  use  a  linked  series  of  computer  programs  to analyze  securities  market  data  in  real-time  and  directly  execute  buy  or  sell  orders  over  the  electronic securities  exchanges  while  monitoring  the  status  of  every  trade  within  a  given  portfolio  without  human intervention.  The  Company  trades  on  CNSX  under  the  symbol  QAT  and  in  the  United  States  on  the

OTCQB under the symbol QATSF.

For further information:

Contact: Jim McGovern, Chief Executive Officer, QAT - 1-416-323-0477, jim@qatinc.com

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking statements.  These  statements  involve  known  and  unknown  risks,  delays,  uncertainties  and  other  factors not  under  the  Corporation's  control  that  may  cause  actual  results,  levels  of  activity,  performance  or achievements to be materially different from the results, levels of activity, performance, achievements or expectations expressed or implied by these forward-looking statements.

CNSX  has not  reviewed  and does  not  accept responsibility  for the adequacy or  accuracy of the content  of this news release.